SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at February 2, 2004

ROCKWELL VENTURES INC.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 2, 2004

* Print the name and title of the signing officer under his signature.

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ROCKWELL VENTURES INC.

1020 - 800 West Pender Street
Vancouver , BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
http://www.rockwellventures.com

RIO TINTO OPTIONS ROCKWELL'S RICARDO COPPER PROPERTY, CHILE

February 2, 2004, Vancouver, B.C. (TSXV: RCW; OTCBB: RCWVF) - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. is pleased to announce that Minera Ricardo Resources Inc. S.A., a wholly owned subsidiary of Rockwell, has signed a Letter of Understanding with Rio Tinto Mining and Exploration Ltd. ("Rio Tinto"), whereby Rio Tinto can acquire a 100% interest in a majority of the claims (about 16,400 hectares) which make up the Ricardo property in the Calama Mining District, Chile.

To obtain its interest under the Letter of Understanding, Rio Tinto must make annual option payments over a four year period, totaling US$6 million, as well as paying all property taxes and property maintenance costs for the duration of the agreement. To keep the option in good standing, Rio Tinto must also spend US$4 million on exploration on the property during the four years. The first year's expenditure of US$250,000 and 2000 metres of drilling is a commitment. Rockwell will retain a 1% net smelter royalty ("NSR"), with Rio Tinto also having the option to purchase the first 0.5% of the NSR for US$5 million and the remaining 0.5% of the NSR for US$7 million.

The Ricardo property is a porphyry copper prospect located near Calama, Chile. It is situated on the West Fissure Fault, a structural trend that hosts a number of significant copper deposits including Chuquicamata, one of the world's largest copper mines, owned by the Chilean state mining company CODELCO.

Rockwell President and CEO Ronald Thiessen said "We are pleased to have completed this agreement with Rio Tinto, one of the world's largest and most successful mining companies, which will provide funding for ongoing exploration at Ricardo."

For further details on Rockwell, please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission and the Company's home jurisdiction filings that are available at www.sedar.com.